# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SANUWAVE Health, Inc., CIK 0001417663
CUSIP: 80303D305
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 9600 W. 76TH STREET, EDEN PRAIRIE, Minnesota (MN), 55344
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 427,765; shared voting power 0; sole dispositive power 427,765; shared dispositive power 0; aggregate amount beneficially owned 427,765 (4.9% of the class)
  Comment: AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP), Special Situations Private Equity Fund, L.P. (SSPE) and Special Situations Life Sciences Fund, L.P. (SSLS). (CAYMAN, SSFQP, SSPE and SSLS will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 70,270 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 246,961 Shares held by SSFQP, 54,162 Shares held by SSPE and 56,372 Shares held by SSLS

## Item 1. Issuer
Name of issuer: SANUWAVE Health, Inc.
Address of issuer's principal executive offices: 9600 W. 76TH STREET, EDEN PRAIRIE, MINNESOTA, 55344

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP), Special Situations Private Equity Fund, L.P., a Delaware limited partnership (SSPE) and Special Situations Life Sciences Fund, L.P., a Delaware limited partnership (SSLS), (CAYMAN, SSFQP, SSPE and SSLS, will hereafter be referred to as the Funds). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP; MG Advisers, L.L.C., a New York limited liability company (MG), the general partner of SSPE and LS Advisers, L.L.C., a New York limited liability company (LS). Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence:
527 Madison Avenue, Suite 2600
New York, NY 10022
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 427,765
Percent of class: 4.9
Sole power to vote or to direct the vote: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting power over 70,270 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 246,961 Shares held by SSFQP, 54,162 Shares held by SSPE and 56,372 Shares held by SSLS. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP; MG, the general partner of SSPE; and LS, the general partner of SSLS. Greenhouse and Stettner are also controlling principals of AWM.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole investment power over 70,270 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 246,961 Shares held by SSFQP, 54,162 Shares held by SSPE and 56,372 Shares held by SSLS. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP; MG, the general partner of SSPE; and LS, the general partner of SSLS. Greenhouse and Stettner are also controlling principals of AWM.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (11/13/2026)